Exhibit 99.1	News Release

HARVEST ENERGY CONFIRMS 2008 DISTRIBUTION TAXABILITY

Calgary, Alberta – February 19, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy ("Harvest") today announces that all 2008 distributions paid to Harvest Unitholders are 100% taxable, 0% return of capital.

Distributions paid to Canadian Unitholders are 100% taxable as 'other income' with no return of capital. Distributions paid to U.S. resident Unitholders are 100% taxable as 'qualified dividends'. Harvest is of the view that it is more likely than not that its 2008 distributions are 'qualified dividends' for U.S. tax purposes and are eligible for the reduced tax rate applicable to long-term capital gains (where the holder meets certain criteria).

Registered Unitholders holding their unit certificate directly will receive their tax slips from Valiant Trust Company ("Valiant"), while Unitholders whose units are held through a broker or other intermediary will receive their tax slips directly from their broker or intermediary.

Historical distribution and taxability information for both Harvest and former Viking Energy Royalty Trust Unitholders is available on Harvest's website at www.harvestenergy.ca. All Unitholders are encouraged to seek independent legal or tax advice as it relates to distributions from Harvest.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Our asset base has significant growth opportunities that allow ongoing investment and operations to enhance Unitholder value and drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca